UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March 2006

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes                      No      X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Submission of audit report

1. Auditor	KPMG Samjong Accounting Corp.
2. Date of Submission	February 28, 2006
3. Relevant Years	2005	2004
a. Auditor’s Report	Unqualified	Unqualified
b. Financial Results (in millions of Won)	17,936,509	20,114,036
Assets	9,927,040	12,667,523
Liabilities	8,009,469	7,446,513
Shareholders’ Equity	11,877,272	11,850,819
Revenue	1,659,883	2,127,119
Operating Profit	1,359,168	1,799,525
Gross Profit	998,303	1,225,522
Net Income	513.1	477.0
Shareholders’ Equity/Capital (%)

The financial results are subject the general shareholders’ approval.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 3, 2006

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Assistant Vice President